Exhibit 99.1

MMA.inc Partners with Brazilian Jiu-Jitsu Icon Clark Gracie: Accelerates BJJLink Expansion and Unlocks Potential New Revenue Streams Across Over 5,700 New Students

Key Highlights

●	Clark Gracie renowned Brazilian Jiu-Jitsu champion and grandson of Carlos Gracie, the founder of modern Jiu-Jitsu.
●	Unlocks potential new revenue streams across key U.S. regions and international markets, with Gracie Allegiance affiliates active in North America, Latin America, Asia, and Europe.
●	Exclusive Access for Gracie Allegiance Gyms - Gracie-affiliated gyms to receive a limited-time rollout offer for BJJLink for founding partners providing access to comprehensive gym management tools.
●	Clark Gracie will co-develop content and play an ongoing role in shaping product evolution including the upcoming launch of Community & Commerce Platform. New platform goes live in Q2 2025, connecting fans, fighters, coaches, and gym owners in one digital ecosystem.
●	Targeting 640M Global MMA Fans - With 11.8M active U.S. participants, MMA.inc bridges a fragmented industry with seamless, mobile-first technology.

New York, NY – April 28, 2025 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA.inc” or the “Company”), a pioneering technology company uniting and empowering the global martial arts industry, today announced a strategic partnership with Clark Gracie—renowned Brazilian Jiu-Jitsu champion and grandson of Carlos Gracie, the founder of modern Jiu-Jitsu.

Nick Langton, Founder and CEO of MMA.inc, commented:

“Clark Gracie is one of the most recognized and respected figures in the world of Brazilian Jiu-Jitsu, and the Gracie name truly transcends the sport. This partnership marks a significant step in our mission to digitize, monetize and unify the martial arts industry. Through BJJLink, we’re not only delivering unmatched value to academy owners and athletes, we’re building a recurring revenue model that scales globally.”

Clark Gracie – Gracie Allegiance HQ commented:

“I’m incredibly honored and excited to join forces with MMA.Inc and BJJLink as a global ambassador for Jiu Jitsu. This partnership represents a shared passion for growing the art of Brazilian Jiu Jitsu around the world, and I’m thrilled to be part of a team that’s so committed to elevating the community. BJJLink is, without a doubt, the best software platform out there for Jiu Jitsu Academy owners—it’s intuitive, powerful, and built specifically with our unique needs in mind. From managing memberships and scheduling to streamlining communication and marketing, BJJLink gives instructors the tools they need to run their academies efficiently and focus on what they love most: teaching. I’m looking forward to helping academies thrive with this incredible platform.”

This partnership brings the global weight and legacy of the Gracie name to BJJLink, MMA.INC’s end-to-end academy management platform. Designed specifically for Brazilian Jiu-Jitsu (BJJ) academies, BJJLink provides a comprehensive suite of mobile-enabled tools—from automated billing and attendance tracking to curriculum planning, student performance monitoring, and commerce enablement.

As part of the partnership, Gracie Allegiance affiliate gyms will receive a limited-time rollout offer to the BJJLink platform. Clark Gracie will also co-develop content and play an ongoing role in shaping product evolution including the upcoming launch of Community & Commerce Platform.

Unlocking New Revenue Streams in a Growing Market

As part of this initiative, Gracie Allegiance affiliated gyms and over 5,700 students will gain access to MMA.inc’s Integrated Community and Commerce Platform, launching in Q2 2025. Currently in closed beta, this mobile-first, multi-device application will connect fans, fighters, coaches, and gym owners—offering training resources, social engagement, and commerce opportunities in one centralized hub.

The partnership with Clark Gracie and Gracie Allegiance HQ aligns with MMA.INC’s broader vision to unify and digitize the combat sports industry. With over 640 million MMA fans globally and 11.8 million active participants in the U.S. alone, the market is highly fragmented. MMA.INC’s technology bridges this gap, aggregating the martial arts economy into a seamless digital ecosystem.

A Business Model with Multiple Revenue Streams

As we continue to build out the MMA.Inc ecosystem and product offerings, we plan to significantly expand our revenue opportunities designed for scalability and high engagement, such as:

Subscriptions – Premium access to social community features and business tools.

Transaction Fees – Earnings from class bookings, gym memberships, e-commerce sales, and event ticketing.

Advertising & Sponsorships – Direct access to a highly engaged combat sports audience.

About Clark Gracie

Clark Gracie is a world-renowned Brazilian Jiu-Jitsu competitor and Pan American Black Belt Champion. As the grandson of Carlos Gracie and son of Grand Master Carley Gracie, Clark represents one of the most iconic martial arts lineages in history. He leads Gracie Allegiance Jiu-Jitsu, a global network of academies based in San Diego and La Jolla.

About Mixed Martial Arts Group Limited

MMA.INC (Mixed Martial Arts Group Limited) is revolutionizing the combat sports industry by driving participation and engagement across fans, athletes, coaches, and gym owners. The company operates four core business units:

●	TrainAlta: A platform that transforms MMA fans into active participants through structured training programs.
●	Hype: A marketing platform helping gym owners, coaches, and athletes grow revenue from their audiences.
●	MixedMartialArts.com: The go-to resource for MMA news, fighter data, fight schedules, and the legendary Underground forum.
●	BJJLink: A leading gym management platform designed for BJJ academies, offering tools for payment processing, marketing, student engagement, and content monetization.

With over 5 million social media followers, 530,000 user profiles, 50,000 active students, 18,000 published gyms and 800 verified gyms across 16 countries, MMA.inc continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders.

For more information, visit www.mma.inc or follow us on social media:

●	Facebook: TrainAlta
●	Instagram: @TrainAlta
●	X: @AltaGlobalGroup
●	LinkedIn: MMA.inc

Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a profile that has been claimed or created across the MMA.inc platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: peter@mma.inc